September 10, 2025

Hui Luo
Chief Executive Officer
Classover Holdings, Inc.
450 7th Avenue, Suite 905
New York, New York 10123

        Re: Classover Holdings, Inc.
            Amendment No. 4 to Registration Statement on Form S-1
            Filed August 21, 2025
            File No. 333-287044
Dear Hui Luo:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 20, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed August 21, 2025 Prospectus Summary
Solana-centric digital asset treasury strategy, page 10

1. We note your response to prior comment 1. Please revise to address the following matters:
           Include a discussion of the Solana ecosystem including the types of participants involved and their roles within the ecosystem.
           Disclose the percentage of staking rewards earned from your staked Solana to which you are entitled pursuant to your staking arrangements.
           You state that it is your policy to stake "a substantial portion" of your Solana holdings. Please state whether you have any target percentage of your Solana holdings that you intend to stake.
 September 10, 2025
Page 2

             You state that certain grants and foundation holdings remain subject to staged release. Please disclose the amount of Solana that remains locked and the related unlocking schedule.

       Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jeffrey Gallant